Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom

May 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

RE:    Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Arm Holdings plc has made disclosure pursuant to such provisions in its annual report on Form 20-F for the fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission on May 29, 2024.

Respectfully submitted,

Arm Holdings, plc

By:	/s/ Laura Bartels
Laura Bartels
Chief Accounting Officer (Principal Accounting Officer)